

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Tralisa Maraj
Chief Financial Officer
LiveWire Group, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

> **Re: LiveWire Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed February 23, 2024**
> **File No. 001-41511**

Dear Tralisa Maraj:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing